SECURITIES AND EXCHANGE COMMISSION

06009305

OMB APPROVAL

OMB Number: 3235-0123

Expires: January 31, 2007

Estimated average burden hours per response . . . 12.00

ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 03 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER

8 - 52921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Global Partners LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue

(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steve Mastronardi 212-803-9082

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED AUG 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Harry Needleman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Global Partners LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

Brian Bremner
Notary Public, State of New York
01br6104573
Qualified in New York County
My Commission Expires January 26, 2008
CERTIFICATE FILED IN NY COUNTY

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Global Partners LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005

FULCRUM GLOBAL PARTNERS LLC

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Members
Fulcrum Global Partners LLC

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC (A Limited Liability Company) as of December 31, 2005, and the related statements of operations, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $5,075,624 and a reduction in its net capital of $3,921,489 during the year ended December 31, 2005, and as of that date, the Company's net capital was $636,142 in excess of its required net capital of $202,313. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 23, 2006

FULCRUM GLOBAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 151,751
Securities owned, at market value	615,255
Receivable from clearing organization, net	3,437,070
Receivable from broker-dealers	375,835
Furniture, equipment and leasehold improvements, net	1,518,999
Other assets	965,082
Total	$7,063,992

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 15,268
Consulting fees payable	769,779
Accounts payable and accrued expenses	1,272,395
Payable to former members	159,266
Other liabilities	833,263
Subordinated borrowings	1,750,000
Total liabilities	4,799,971
Commitments and contingencies	
Members' equity	2,264,021
Total	$7,063,992

See Notes to Financial Statements.

FULCRUM GLOBAL PARTNERS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$49,270,046
Principal transactions, net	(2,997,106)
Other fees	2,178,323
Total	48,451,263
Expenses:	
Consulting fees and other employee compensation and related benefits	36,813,100
Communications and trading systems	5,537,331
Brokerage, exchange and clearance fees	3,729,194
Occupancy and equipment	2,852,212
Travel and entertainment	1,729,502
Depreciation and amortization	681,573
Professional fees	714,363
Interest, net of interest income of $13,773	269,251
Loss on sale or abandonment of furniture and equipment	361,518
Other	838,843
Total	53,526,887
Net loss	$ (5,075,624)

See Notes to Financial Statements.

FULCRUM GLOBAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$5,675,168
Members' contributions	3,984,770
Net phantom units vested or forfeited	(340,125)
Members' withdrawals	(1,980,168)
Net loss	(5,075,624)
Balance, December 31, 2005	$2,264,021

See Notes to Financial Statements.

FULCRUM GLOBAL PARTNERS LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2005

Subordinated borrowings at January 1, 2005	$3,000,000
Issuance of subordinated borrowings	1,750,000
Repayment of subordinated borrowings	(3,000,000)
Subordinated borrowings at December 31, 2005	$1,750,000

See Notes to Financial Statements.

FULCRUM GLOBAL PARTNERS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$(5,075,624)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	681,573
Loss on disposal of furniture and equipment	361,518
Noncash compensation costs	718,466
Changes in operating assets and liabilities:	
Securities owned, at market value	18,983,467
Receivable from clearing organization, net	(3,437,070)
Receivable from broker-dealers	(13,960)
Other assets	(594,726)
Securities sold, not yet purchased, at market value	(1,969,697)
Consulting fees payable	(4,694,662)
Payable to clearing organization, net	(3,528,085)
Accounts payable and accrued expenses	(763,844)
Other liabilities	120,805
Net cash provided by operating activities	788,161
Investing activities:	
Proceeds from sale of furniture and equipment	4,650
Purchase of furniture, equipment and leasehold improvements	(167,309)
Net cash used in investing activities	(162,659)
Financing activities:	
Proceeds from members' contributions	2,926,179
Payments for members' withdrawals	(1,980,168)
Change in payable to former members	(222,725)
Repayment of subordinated borrowings	(3,000,000)
Issuance of subordinated borrowings	1,750,000
Net cash used in financing activities	(526,714)
Net increase in cash	98,788
Cash, beginning of year	52,963
Cash, end of year	$ 151,751
Supplemental disclosure of cash flow data:	
Interest paid	$ 283,024

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Fulcrum Global Partners LLC, a limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as an executing broker or principal in the purchase and sale of United States listed equity securities and, as riskless principal only, in the purchase and sale of United States Treasury issued securities. The Company also executes various proprietary equity trading strategies principally in United States listed equity securities. The Company maintains a fully disclosed clearing agreement with a major clearing organization. Accordingly, the Company operates under the exemptive provision of SEC rule 15c3-3k(2)(ii). The Company also supplied proprietary research and data and operated as a market maker in the over-the-counter and bulletin board equity securities markets. Both activities ceased in December 2005. The Company does not engage in certain traditional investment banking activities.

Basis of presentation:

The Company incurred a net loss of $5,075,624 and a reduction in its net capital of $3,921,489 during the year ended December 31, 2005, and as of that date, the Company's net capital was $636,142 in excess of its required minimum net capital of $202,313. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to raise additional equity capital, sublease existing unused office space and increase its customer base. The ability of the Company to continue as a going concern is dependent on the plan's success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates:

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could differ from those estimates.

Securities transactions:

Agency securities transactions and related commission income of the Company are recorded on a trade date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Cash:

Cash represents demand deposits at banks. At times, such deposits exceed Federal insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (concluded):

Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at market value based on quoted market prices from third parties. Changes in unrealized appreciation (depreciation) arising from fluctuations in market value, and gains and losses on realization of securities positions are reflected in principal transactions, net in the statement of operations. The Company's securities owned and securities sold, not yet purchased consist primarily of United States listed equity securities. Included in securities owned is a United States Treasury Bill, face value of $255,000 and carrying value of $256,670, which the Company is required to hold as collateral to support the issuance of a letter of credit pertaining to a certain lease obligation.

Furniture, equipment and leasehold improvements:

Furniture and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the related assets which range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the related improvement or the term of the lease. During the year ended December 31, 2005, the Company sold and abandoned certain of its furniture and equipment and recorded a loss on disposal of $361,518.

Stock compensation:

The Company's Phantom Unit Plan (see Note 8) is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which establishes accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The cost for such compensation is recognized over the vesting period and is included in consulting fees and other employee compensation and related benefits in the accompanying statement of operations. The portion of the award estimated to be settled in member units is calculated and included in members' equity. Included in accrued expenses is the balance of the awards expected to be used to satisfy all related income and payroll tax obligations of the recipient. The Company estimates the fair value of the awards at the date of grant based on management's estimate of the fair value of the member units at such grant date based on trailing revenues and market factors. At December 31, 2005, there are no outstanding grants under the Company's Phantom Unit Plan.

Guaranteed annual return:

Fixed return payments to preferred designated members are accounted for as interest expense in the accompanying statement of operations. Interest expense to preferred designated members amounted to $86,797 for the year ended December 31, 2005.

Note 2 - Consulting fees:

The Company is a party to a nonexclusive consulting agreement with a service provider to have substantially all its personnel needs provided for. Included in consulting fees and other employee compensation and related benefits in the accompanying statement of operations are payments and accruals for such services totaling $36,730,539. The amount included in consulting fees payable represents the accrued but unpaid amount relating to this consulting agreement.

Note 3 - Receivables from and payable to clearing organizations and broker-dealers:

The net receivable from clearing organizations include $279,047 for commissions receivable on unsettled transactions at December 31, 2005, net of amounts due for clearance services provided by the clearing firm and $3,158,023 of funds on deposit. The receivable from broker-dealers include amounts due for research provided to certain institutional broker-dealers, and a receivable from Soleil Securities Group, Inc. of $207,429 (see Note 12).

Note 4 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$ 571,514
Computer equipment	523,559
Communications equipment	286,847
Leasehold improvements	1,863,212
	3,245,132
Less accumulated depreciation and amortization	1,726,133
Total	$1,518,999

Note 5 - Commitments and contingencies:

Operating leases:

The Company has direct obligations under several long-term noncancelable operating leases for office space which expire at various dates through 2010, whereby the Company is committed to pay minimum future rentals, as follows:

Year Ending December 31,	Amount
2006	$ 2,579,183
2007	2,404,210
2008	2,312,223
2009	2,312,223
2010	2,312,223
Total	$11,920,062

Note 5 - Commitments and contingencies (concluded):

Operating leases (concluded):

As security for a lease, the lessor requires the Company to deliver to the lessor a letter of credit of approximately $1,900,000.

During the year ended December 31, 2005, the Company subleased certain of its office space under long-term noncancelable operating leases through December 2010. Future minimum rental payments to be received are as follows:

Year Ending December 31,	Amount
2006	$705,888
2007	672,302
2008	648,312
2009	648,312
2010	648,312

Rent expense, net of sublease income of $402,737, for the year ended December 31, 2005 was $1,909,662.

Litigation:

The Company is a defendant in one legal action arising out of its business activities. Although the ultimate outcome of litigation involving the Company cannot be predicted with certainty, after reviewing this action with its counsel, management believes it has meritorious defenses to such action and believes the outcome of such litigation would not have a material adverse effect on the Company's financial position or results of operations.

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6 - Subordinated borrowings:

The Company maintains an aggregate $1,750,000 Junior Subordinated Revolving Credit Agreement ("Credit Agreement") with a major financial institution that expires on February 27, 2006. The aggregate principal amounts of the promissory notes cannot exceed $1,750,000. There was $1,750,000 outstanding as of December 31, 2005, all of which is due on February 27, 2006. Interest is paid on a monthly basis at LIBOR plus 5% (9.3% at December 31, 2005). Included in interest expense is $191,299 paid by the Company related to the Credit Agreement.

Note 6 - Subordinated borrowings (concluded):

The Company entered into a new Revolving Subordinated Loan Agreement on February 24, 2006 to be effective February 27, 2006 with the same major financial institution. The aggregate principal amounts of the promissory notes cannot exceed $1,750,000 and will bear an interest rate of LIBOR plus 5%. Borrowings under this new agreement become due February 27, 2007.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Members' equity:

The Company's profits and losses are allocated among the active members based on their relative ownership percentages. Following a voluntary or involuntary withdrawal, a member of the Company will continue as a member unless either the Company or the member requests that such member units be redeemed. Upon notification by the Company or the member, the member units become mandatorily redeemable under SFAS 150 and are reclassed from members' equity to payable to former members. The amounts payable to former members is calculated based on the Company's operating agreement. All distributions from the Company are subject to certain regulatory requirements.

The Company maintains three member classes. Ordinary members including units granted by the Company for no consideration (such units are valued on the date of grant) participate in the profits and losses of all ordinary activities (those other than designated activities) in proportion to their relative ownership percentages, and have full voting privileges. Designated members only participate in profits and losses of their designated activities, and have no voting rights and are superior to ordinary members in liquidation. Preferred designated members share the same rights and privileges as designated members, but also earn a guaranteed annual return on their invested funds and securities.

At December 31, 2005, members equity consisted of the following:

Preferred designated member units	$1,312,538
Designated member units	1,233,693
Member units	(282,210)
Total	$2,264,021

Note 8 - Phantom Unit Plan:

In July 2002, the Company initiated a Phantom Unit Plan (the "Plan"), a form of stock-based compensation whereby certain individuals were granted phantom units. The phantom units vest either in one year or over three years. Compensation related to Phantom units that vest over three years are recorded monthly over a three-year period. After each twelve-month period, and after certain conditions are met, the phantom units are converted to member units. The member units are governed by the Company's operating agreement.

Phantom units with a fair value of $1,528,750 were granted during 2005 with a weighted-average grant-date value of $13.55 per unit.

During 2005, the fair value of phantom units forfeited due to termination of employment and phantom units vested totaled $1,906,665 and $1,764,318, respectively.

The total cost of the Plan, net of forfeitures of $684,449, included in consulting fees and other employee compensation and related benefits was $965,316 in 2005 with the corresponding amounts allocated between members' equity and accrued expenses. As of December 31, 2005, there were no outstanding unvested phantom units.

Note 9 - Net capital requirement:

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 3.62 to 1. The Company's net capital was $838,455 which was $636,142 in excess of its required minimum net capital of $202,313 (the greater of 6 2/3% of aggregate indebtedness or $100,000).

The SEC may, by order, restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30 calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Note 10- Income taxes:

The Company is a limited liability company that is treated as a partnership for Federal, state and local income tax purposes. Accordingly, the Company was not subject to Federal or state income taxes in 2005. The members of the Company will be subject to income tax on their respective share of the Company's income. The Company is subject to New York City unincorporated business tax ("UBT"). At December 31, 2005, deferred tax assets resulting from net operating loss carry-forwards have been offset by an equivalent valuation allowance. Accordingly, there is no credit for income taxes reflected in the accompanying statement of operations.

Note 11- Counterparty credit risk and market risk:

As an institutional broker-dealer, the Company is primarily engaged in securities trading and brokerage activities with institutional investors including other brokers and dealers, hedge funds and money managers. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to purchase or sell the underlying securities at prevailing market prices. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $15,268 obligation at the market value of the related securities in the accompanying statement of financial condition at December 31, 2005. The Company will incur a trading loss on these securities if the market price increases and trading gain if the market price decreases subsequent to December 31, 2005. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transactions.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

Note 12- Subsequent event:

(a) On January 30, 2006, the Company entered into an Asset Purchase Agreement (the "APA") and a Transition Services Agreement (the "TSA") with Soleil Securities Group, Inc. ("Soleil").

Under the terms of the APA, Soleil purchased all "Intellectual Property" rights relating to the name "Fulcrum Research" as well as certain furniture and equipment for a total consideration of $100,000. Closure of the transaction is pending the approval by the NASD. The consideration is to be paid at closing.

Under the terms of the TSA, the Company agreed to provide Soleil with certain transition services, facilities and equipment during the transition period. Soleil agreed to pay the Company $150,000 per month for transition services provided for the months of December, 2005, January, 2006, February, 2006 and March, 2006. Soleil also agreed to reimburse the Company for certain payroll expenses incurred by the Company for December, 2005, in the amount of $57,429. The transition service fees for December, 2005 as well as the December 2005 payroll reimbursement are included in receivable from broker-dealers on the statement of financial condition.

(b) During 2006, the Company has allowed member withdrawals of $283,108. These withdrawals reduced members' equity as well as net capital.

FULCRUM GLOBAL PARTNERS LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

Net capital:	
Members' equity	$2,264,021
Add:	
Subordinated liability	1,750,000
Discretionary liabilities	11,667
Total capital and allowable subordinated liabilities	4,025,688
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements	1,518,999
Other assets	1,340,917
	2,859,916
Other deductions (exempted securities collateralizing a letter of credit)	256,670
Total deductions	3,116,586
Net capital before haircuts	909,102
Haircuts on securities, including undue concentration charges of $16,451	70,647
Net capital	838,455
Net capital requirement, greater of 6-2/3% of aggregate indebtedness of minimum dollar requirement of $100,000	202,313
Excess net capital	$ 636,142
Net capital at 1,000%	$ 534,984
Aggregate indebtedness:	
Payable to former members	$ 159,266
Consulting fees payable	769,779
Accounts payable and accrued expenses	1,272,395
Other liabilities	833,263
Total aggregate indebtedness	$3,034,703
Ratio of aggregate indebtedness to net capital	3.62 to 1

There is no difference between the computation of net capital above and that reported by the Company in the amended Part II of Form X-17a-5 as of December 31, 2005 filed on March 30, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

See Report of Independent Public Accountants.

FULCRUM GLOBAL PARTNERS LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2005 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Members
Fulcrum Global Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fulcrum Global Partners LLC (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the members of Fulcrum Global Partners LLC, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 23, 2006